 NEWS RELEASE

For Immediate Release
November 18, 2008

Peter Viner to replace Kathy Dore as Interim President, Canwest Broadcasting

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) today announced that Peter Viner has been named Interim President of its Broadcasting division.

Canwest President and CEO Leonard Asper said the appointment will enable the Company to move ahead with its business plan while it concludes its process for finding a permanent successor to Kathy Dore who announced in August that she was leaving her position when her contract ends in December.

“This appointment reflects a continuation of our strategy to transform our business with specific focus on improving the conventional television model,’’ Mr. Asper said. “Peter has a proven track record of success for over 25 years with Canwest, and is already working with the broadcast leadership group to ensure we keep our momentum.”

Mr. Asper added: "We are continuing discussions with a list of possible successors however, in the meantime, Peter will be able to seamlessly take over until our search is concluded.”

Mr. Viner has accepted the position of Interim President through to the transition of a new leader. For the next number of weeks, he will work through a transition process with Ms. Dore and the broadcast leadership.

In nearly two decades with Canwest, Mr. Viner has served in a number of senior executive roles. He is a recipient of the Canadian Association of Broadcasters Gold Ribbon Award for Broadcasting in Excellence, and was recently inducted into the Canadian Association of Broadcasters Hall of Fame.

“I look forward to working with the broadcast team to continue the work to transform the business and address some of the challenges facing conventional television, including the filing of our license renewals.’’ Mr. Viner said. “We will be focused on our core business and moving forward with the plans that have been developed over the last year.”

A former television sales executive, Mr. Viner went from managing Vancouver television station CKVU-TV in 1992 to running the TEN Television Network in Australia. In his five years as Chief Executive Officer of TEN, he turned that network into a multi-billion dollar enterprise. On his return to Canada in 1997, he was appointed President and Chief Executive Officer of Canwest, a post he held for two years. Mr. Viner took his expertise to Canwest Publishing in 2001, serving as Publisher of the National Post for nearly two years and then served as President and Chief Executive Officer of the Company’s Canadian Operations from June 1, 2005 until his retirement in July, 2007. Even in retirement, Mr. Viner continued to serve the Company in a consulting role and serves as an active Director on the Board of Directors of CWMedia, the legal entity which holds the former Alliance Atlantis assets.

As President, Canadian Television, Mr. Viner will have responsibility for Canwest’s conventional television operations across Canada as well as its 24 specialty channels.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com